UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         COSTA RICA INTERNATIONAL, INC.
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                                (Name of issuer)


                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of class of securities)


                                    221595101
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                                 (CUSIP number)


                            ROBERT L. GROSSMAN, ESQ.
                          GREENBERG, TRAURIG, HOFFMAN,
                          LIPOFF, ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0756
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  JULY 8, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                               (Page 1 of 8 Pages)

---------------------                                    -----------------------
CUSIP No.  221595101               SCHEDULE 13D              Page 2 of 8 Pages
---------------------                                    -----------------------

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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CALIXTO CHAVES ZAMORA
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a]
                                                                             [X]
                                                                             (b)
                                                                             [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY


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   4    SOURCE OF FUNDS

        OO - Corporate Reorganization - as originally filed.
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

                                                                             [ ]
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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        REPUBLIC OF COSTA RICA
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            NUMBER OF                  7   SOLE VOTING POWER                 -0-
              SHARES               ---------------------------------------------
           BENEFICIALLY                8   SHARED VOTING POWER         5,979,945
             OWNED BY              ---------------------------------------------
               EACH                    9   SOLE DISPOSITIVE POWER            -0-
            REPORTING              ---------------------------------------------
            PERSON WITH               10   SHARED DISPOSITIVE POWER    5,979,945
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,979,945
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   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.9%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

         IN
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

---------------------                                    -----------------------
CUSIP No.  221595101               SCHEDULE 13D              Page 3 of 8 Pages
---------------------                                    -----------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ASTIBOS DE BELEN, S.A.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a]
                                                                             [X]
                                                                             (b)
                                                                             [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        OO
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        REPUBLIC OF COSTA RICA
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            NUMBER OF                  7   SOLE VOTING POWER                 -0-
              SHARES               ---------------------------------------------
           BENEFICIALLY                8   SHARED VOTING POWER         2,583,945
             OWNED BY              ---------------------------------------------
               EACH                    9   SOLE DISPOSITIVE POWER            -0-
            REPORTING              ---------------------------------------------
            PERSON WITH               10   SHARED DISPOSITIVE POWER    2,583,945
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,583,945
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.6%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

         CO
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


---------------------                                    -----------------------
CUSIP No.  221595101               SCHEDULE 13D              Page 4 of 8 Pages
---------------------                                    -----------------------

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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        INVERSIONES LEYTOR, S.A.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a]
                                                                             [X]
                                                                             (b)
                                                                             [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        OO - Corporate Reorganization.
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        REPUBLIC OF COSTA RICA
--------------------------------------------------------------------------------
            NUMBER OF                  7   SOLE VOTING POWER                 -0-
              SHARES               ---------------------------------------------
           BENEFICIALLY                8   SHARED VOTING POWER         2,500,000
             OWNED BY              ---------------------------------------------
               EACH                    9   SOLE DISPOSITIVE POWER            -0-
            REPORTING              ---------------------------------------------
            PERSON WITH               10   SHARED DISPOSITIVE POWER    2,500,000
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,500,000
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   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.2%
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   14   TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

1        SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the shares of the common stock, $.001 par value ("Common Stock"), of Costa Rica International, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive offices is 95 Merrick Way, Suite 507, Coral Gables, Florida 33134.

2        IDENTITY AND BACKGROUND.

         (a) This statement is being filed on behalf of (1) Calixto Chaves Zamora ("Chaves"), (2) Atisbos de Belen, S.A. ("Atisbos"), a Costa Rican corporation owned 79% by Chaves and 21% by his spouse, and (3) Inversiones Leytor, S.A. ("Leytor"), a Costa Rican corporation wholly-owned by Chaves. Atisbos and Leytor are investment holding companies for certain of the Common Stock of the Company beneficially owned by Chaves and, in the case of Atisbos, his spouse.

         (b) The business address of Chaves is 95 Merrick Way, Suite 507, Coral Gables, Florida 33134. The business address and principal office of both Atisbos and Leytor is Barrio Escalante de Cine Magaly, 400 Metros Este, San Jose, Costa Rica.

         (c) Chaves' principal occupation is Chairman, Chief Executive Officer and a Director of the Company.

         (d) None of Chaves, Atisbos nor Leytor have, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of Chaves, Atisbos nor Leytor have, in the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation by him or it with respect to such laws.

         (f) Chaves is a citizen of the Republic of Costa Rica. Atisbos and Leytor are corporations organized under the laws of the Republic of Costa Rica.

3        Source and Amount of Funds or Other Consideration.

         No cash purchase price was paid by Chaves or Leytor in connection with contractual relationship described in Item 4 of Chaves' original
         Schedule 13D dated October 15, 1996. The shares reported therein were acquired as a result of a corporate reorganization.

         No cash purchase price was paid by either Chaves or Atisbos in connection with the transfer of stock described in Item 4 of this amended Schedule 13D.

4        PURPOSE OF TRANSACTION.

         On July 8, 1998, Chaves and his spouse transferred to Atisbos 2,044,145 shares of Common Stock of the Company beneficially owned directly by Chaves and 539,800 shares of Common Stock of the Company beneficially owned directly by his spouse.

         Chaves was originally a shareholder in a Costa Rican corporation which was acquired by the Company in April 1996 in a stock-for-stock exchange, as reported on Chaves' original Schedule 13D filing dated October 15, 1996. Pursuant to that stock-for-stock transaction, Leytor also received 2,500,000 shares of the Company.

5        INTEREST IN SECURITIES OF ISSUER.

         (a) (1) Chaves is currently the beneficial owner of 5,979,945 shares of Common Stock, constituting approximately 26.9% of the shares of Common Stock outstanding as of July 8, 1998.

                  (2) Atisbos is currently the beneficial owner of 2,583,945 shares of Common Stock, constituting approximately 11.6% of the shares of Common Stock outstanding as of July 8, 1998.

                  (3) Leytor is currently the beneficial owner of 2,500,000 shares of Common Stock, constituting approximately 11.2% of the shares of Common Stock outstanding as of July 8, 1998.

         (b) (1) Chaves has no sole voting power or dispositive power with respect to any shares of Common Stock of the Company, and shared voting power and dispositive power with respect to 5,979,945 shares of Common Stock of the Company. The 5,979,945 shares indirectly owned by Chaves are comprised of 2,583,945 shares owned by Atisbos, 896,000 shares owned by OCC, S.A., a Costa Rican corporation owned equally by Chaves and his spouse and 2,500,000 shares owned by Leytor.

                  (2) Atisbos has no sole voting power or dispositive power with respect to any shares of Common Stock of the Company, and shared voting power and dispositive power with respect to 2,583,945 shares of Common Stock of the Company. The 2,583,945 shares of Common Stock which Atisbos shares voting and dispositive power is indirectly controlled 79% by Chaves and 21% by his spouse.

                  (3) Leytor has no sole voting power or dispositive power with respect to any shares of Common Stock of the Company, and shared voting power and dispositive power with respect to 2,500,000 shares of Common Stock of the Company. All 2,500,000 shares of Common Stock owned by Leytor is indirectly controlled by Chaves, its sole shareholder and director.

         (c) Other than as disclosed above in Items 4 and 5, none of Chaves, Atisbos nor Leytor have engaged in any transactions with respect to the Common Stock during the past 60 days.

         (d) No other person has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Chaves' Common Stock.

6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described above in Items 4 and 5, none of Chaves, Atisbos nor Leytor have entered into any contractual relationship with respect to any securities of the Issuer.

7        MATERIAL TO BE FILED AS EXHIBITS.

         Agreement and Plan of Reorganization for Acquisition of Shares, dated April 30, 1996 (incorporated herein by reference to Chaves' original
         Schedule 13D filing, dated as of October 15, 1996).

                                    SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                         JULY 17, 1998
                                                -------------------------------
                                                             (Date)

                                                /s/ CALIXTO CHAVES Z.
                                                -------------------------------
                                                Calixto Chaves Z.

                                                ATISBOS DE BELEN, S.A.

                                                By:    /s/ CALIXTO CHAVES Z.
                                                -------------------------------
                                                    Calixto Chaves Z., President

                                                Inversiones Laytor, S.A.

                                                By:   /s/ CALIXTO CHAVES Z.
                                                -------------------------------
                                                Calixto Chaves Z., President